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                                                                   EXHIBIT 99.1

                           LAMAR ADVERTISING COMPANY

             IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS

                                  January 1997


         From time to time, Lamar Advertising Company through its management may make forward-looking public statements, such as statements concerning then expected future revenues or earnings or concerning projected plans and performance, as well as other estimates relating to future operations. Forward-looking statements may be in reports filed under the Securities Exchange Act of 1934, as amended, in press releases or in oral statements made with the approval of an authorized executive officer. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, as enacted by the Private Securities Litigation Reform Act of 1995.

         The Company wishes to caution readers not to place undue reliance on these forward-looking statements which speak only as of the date on which they are made. In addition, the Company wishes to advise readers that the factors listed below, as well as other factors not currently identified by management, could affect the Company's financial or other performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods or events in any current statement.

         The Company will not undertake and specifically declines any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events which may cause management to re-evaluate such forward-looking statements.

         In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is hereby filing cautionary statements identifying factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements of the Company made by or on behalf of the Company.

FLUCTUATIONS IN ECONOMIC AND ADVERTISING TRENDS

         The Company relies on sales of advertising space for its revenues, and its operating results are therefore affected by general economic conditions, as well as trends in the advertising industry. A reduction in advertising expenditures available for the Company's displays could result from a general decline in economic conditions, a decline in economic





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conditions in particular markets where the Company conducts business or a reallocation of advertising expenditures to other available media by significant users of the Company's displays. Although the Company believes that in recent years outdoor advertising expenditures have increased more rapidly than total U.S. advertising expenditures, there can be no assurance that this trend will continue or that in the future outdoor advertising expenditures will not grow more slowly than the advertising industry as a whole.

REGULATION OF OUTDOOR ADVERTISING

         The outdoor advertising business is subject to regulation by federal, state and local governments. Federal law requires states, as a condition to federal highway assistance, to restrict billboards on federally-aided primary and interstate highways to commercial and industrial areas and imposes certain additional size, space and other limitations on billboards. Some states have adopted standards more restrictive than the federal requirements. Local governments generally control billboards as part of their zoning regulations, and some local governments prohibit construction of new billboards and reconstruction of substantially damaged billboards or allow new construction only to replace existing structures. In addition, some jurisdictions (including certain of those within the Company's markets) have adopted amortization ordinances under which owners and operators of outdoor advertising displays are required to remove existing structures at some future date, often without condemnation proceeds being available. Federal and corresponding state outdoor advertising statutes require payment of compensation for removal by governmental order in some circumstances. Ordinances requiring the removal of a billboard without compensation, whether through amortization or otherwise, have been challenged in various state and federal courts on both statutory and constitutional grounds, with conflicting results. Although the Company has been successful in the past in negotiating acceptable arrangements in circumstances in which its displays have been subject to removal or amortization, there can be no assurance that the Company's will be successful in the future and what effect, if any, such regulations may have on the Company's operations. In addition, the Company is unable to predict what additional regulation may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements has been introduced in Congress from time to time in the past, although no laws which, in the opinion of management, would materially affect the Company's business have been enacted to date. Changes in laws and regulations affecting the outdoor advertising at any level of government may have a material adverse effect on the Company's results of operations.

SUBSTANTIAL INDEBTEDNESS OF THE COMPANY

         The Company presently has substantial indebtedness ($132.0 million at October 31, 1996), and in November 1996 issued $255 million aggregate principal amount of 9 5/8% Senior Subordinated Notes. In addition, in December 1996 the Company entered into a new bank credit facility, which would increase the Company's loan commitment to $225 million and would provide for additional borrowing of up to $75 million at the discretion of the





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lenders.  Furthermore, at October 31, 1996, the Company had $3.6 million of
Class A Preferred Stock, $638 par value per share, outstanding which is entitled to an aggregate annual cumulative preferential dividend of $364,903.
A substantial part of the Company's cash flow from operations will be dedicated to debt service and will not be available for other purposes. Further, if the Company's net cash provided by operating activities were to decrease from present levels, the Company could experience difficulty in meeting its debt service obligations without additional financing. There can be no assurance that, in the event the Company were to require additional financing, such additional financing would be available or, if available, would be available on favorable terms. In addition, any such additional financing could be incurred only upon satisfaction of the debt incurrence provisions of its existing debt instruments and may require the consent of its lenders or holders of other debt of the Company. The level of the Company's indebtedness could have important consequences to stockholders, including a reduction in the Company's flexibility to respond to changing business and economic conditions. Certain of the Company's competitors currently operate on a less leveraged basis and may have greater operating and financial flexibility than the Company.

ACQUISITION AND GROWTH STRATEGY RISKS

         The Company's growth has been enhanced materially by strategic acquisitions that have substantially increased the Company's inventory of advertising displays. One element of the Company's operating strategy is to make strategic acquisitions in markets in which it currently competes as well as in new markets. While the Company believes that the outdoor advertising industry is highly fragmented and that significant acquisition opportunities are available, there can be no assurance that suitable acquisition candidates can be found, and the Company is likely to face competition from other outdoor advertising companies for available acquisition opportunities. In addition, if the prices sought by sellers of outdoor advertising displays continue to rise, as management believes may happen, the Company may find fewer acceptable acquisition opportunities. There can be no assurance that the Company will have sufficient capital resources to complete acquisitions or be able to obtain any required consents of its bank lenders or that acquisitions can be completed on terms acceptable to the Company. In addition, the Company recently has entered into the transit advertising business and, while the Company believes that it will be able to utilize its expertise in outdoor advertising to operate this business, it has had limited experience in transit advertising and there is no assurance that it will be successful.

         Since October 31, 1996, the Company has completed the acquisition of, and has entered into agreements to acquire, two complementary businesses. The process of integrating these businesses into the Company's operations may result in unforeseen operating difficulties and could require significant management attention that would otherwise be available for the development of the Company's existing business. Moreover, there can be no assurance that the Company may realize anticipated benefits and cost savings or that any future acquisitions will be consummated.





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DECLINING TOBACCO ADVERTISING

         Approximately 10% of the Company's outdoor advertising net revenues in fiscal 1996 came from the tobacco products industry, compared to 9% for fiscal 1995, 7% for fiscal 1994 and 1993, 12% for fiscal 1992 and 17% for fiscal 1991. Manufacturers of tobacco products, principally cigarettes, were historically major users of outdoor advertising displays. Beginning in 1992, the leading tobacco companies substantially reduced their domestic advertising expenditures in response to societal and governmental pressures and other factors. There can be no assurance that the tobacco industry will not further reduce advertising expenditures in the future either voluntarily or as a result of governmental regulations or as to what affect any such reduction may have on the Company. Tobacco advertising is currently subject to regulation and legislation has been introduced from time to time in Congress that would further regulate advertising of tobacco products. In August 1996, President Clinton signed an executive order adopting rules proposed by the United States Food and Drug Administration which would prohibit the use of pictures and color in tobacco advertising and restrict the proximity of outdoor tobacco advertising to schools and playgrounds. Although certain advertising industry and tobacco industry organizations have filed lawsuits challenging these rules and certain members of Congress have indicated that they may sponsor legislation to prevent these rules from going into effect, there can be no assurance that such lawsuits will be successful or that such legislation, if proposed, will be adopted. Subject to the outcome of litigation or legislation action, these rules would become effective in August 1997. Further, there can be no assurance that national or local legislation or regulations restricting tobacco advertising will not be adopted in the future, or as to the effect any such legislation or the voluntarily curtailment of advertising by the tobacco companies would have on the Company.

COMPETITION

         In addition to competition from other forms of media, including television, radio, newspapers and direct mail advertising, the Company faces competition in its markets from other outdoor advertising companies, some of which may be larger and better capitalized than the Company. The Company also competes with a wide variety of other out-of-home advertising media, the range and diversity of which have increased substantially over the past several years to include advertising displays in shopping centers, malls, airports, stadiums, movie theaters and supermarkets, and on taxis, trains and buses. The Company believes that its local orientation, including the maintenance of local offices, has enabled it to compete successfully in its markets to date. However, there can be no assurance that the Company will be able to continue to compete successfully against current and future sources of outdoor advertising competition and competition from other media or that the competitive pressures faced by the Company will not adversely affect its profitability or financial performance. In its logo sign business, the Company currently faces competition for state franchises from four other national logo sign providers as well as local companies. Competition from these sources is encountered both when a franchise is first privatized and upon renewal thereafter.





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POTENTIAL LOSSES FROM HURRICANES

         A significant portion of the Company's structures are located in the mid-Atlantic and Gulf Coast regions of the United States. These areas are highly susceptible to hurricanes during the late summer and early fall. In the past, severe storms have caused the Company to incur material losses resulting from structural damage, overtime compensation, loss of billboards that could not legally be replaced and reduced occupancy because billboards are out of service. The Company has determined that it is not economical to obtain insurance against losses from hurricanes and other storms. The Company has developed contingency plans to deal with the threat of hurricanes, including plans for early removal of advertising faces to permit the structures to better withstand high winds and the replacement of such faces after storms have passed. As a result of these contingency plans, the Company has experienced lower levels of losses from recent storms and hurricanes. Structural damage attributable to Hurricane Andrew in 1992 was less than $500,000, and three hurricanes caused aggregate damage of less than $1,000,000 in 1995, and the Company suffered no significant structural damage as a result of hurricanes in 1996. There can be no assurance, however, that the Company's contingency plans will continue to be effective.

RISKS IN OBTAINING AND RETAINING LOGO SIGN FRANCHISES

         Logo sign franchises represent a growth portion of the Company's revenues and operating income. The Company cannot predict the number of remaining states, if any, that will initiate logo sign programs or convert state-run logo sign programs to privately operated programs. Competition for new state logo sign franchises is intense and, even after a favorable award, franchises may be subject to challenge under state contract bidding requirements, resulting in delays and litigation costs. In addition, state logo sign franchises are generally, with renewal options, ten to twenty-year franchises subject to earlier termination by the state, in most cases upon payment of compensation. Typically, at the end of the term of the franchise, ownership of the structures is transferred to the state without compensation to the Company. None of the Company's logo sign franchises are due to terminate in the next two years; only two are subject to renewal during that period and, in one case, the state authority has verbally agreed to renew the franchise for five years. There can be no assurance that the Company will be successful in obtaining new logo sign franchises or renewing existing franchises. Furthermore, following the receipt by the Company of a new state logo sign franchise, the Company generally incurs significant start-up capital expenditures and there can be no assurance that the Company will continue to have access to capital to fund such expenditures.

RELIANCE ON KEY EXECUTIVES

         The Company's success depends to a significant extent upon the continued services of its executive officers and other key management and sales personnel, in particular Kevin P. Reilly, Jr., the Company's Chief Executive Officer, the Company's five regional managers





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and the manager of its logo sign business.  Although the Company believes it has incentive and compensation programs designed to retain key employees, the Company has no employment contracts with any of its employees, and none of its executive officers are bound by non-compete agreements. The Company does not maintain key man insurance on its executives. The unavailability of the continuing services of its executive officers and other key management and sales personnel could have an adverse effect on the Company's business.





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